SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                Columbialum Ltd.
                                ----------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                       N/A
                       ----------------------------------
                      (CUSIP Number of Class of Securities)



             William A. Brown Family Trust, William A. Brown Trustee
                                 106 W. Stanley
                              Tampa, Florida 33604
                                 (813) 225-1200
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 12, 2001
                                -----------------
                          (Date of Event which Requires
                            Filing of this Schedule)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.  N/A                                                       Page 2 of 4


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          William A. Brown Family Trust, William A. Brown Trustee
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
               00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              Florida
--------------------------------------------------------------------------------
                    7       SOLE VOTING POWER
                             380,550
 NUMBER OF        --------------------------------------------------------------
    SHARES          8       SHARED VOTING POWER
  OWNED BY                   0
    EACH           -------------------------------------------------------------
 REPORTING          9       SOLE DISPOSITIVE POWER
PERSON WITH                  380,550
                   -------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
             380,550
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               15.22%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                IN
--------------------------------------------------------------------------------

CUSIP No.  N/A                                                       Page 3 of 4


Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.001 par value (the "Common Stock"), of Columbialum, Ltd., a Nevada corporation (the "Company"). The Company's principal executive office is located at 310 E. Harrison St., Tampa, FL 33602.

Item 2.  Identity and Background.

         (a) This statement is filed by William A. Brown Family Trust, William
A. Brown Trustee (the "Reporting Person"), a Trust.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

         (b) The business address of the Trust is 106 W. Stanley, Tampa, Florida 33604.

         (c) No officer, director or shareholder of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Reporting Person nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         No funds as the consideration was an exchange of shares.

Item 4.  Purpose of Transaction.

         On November 23, 2001, the Company entered into a Securities Exchange Agreement (the "Securities Exchange Agreement") to acquire 100% of the issued and outstanding common stock of Integra for an aggregate of 1,500,000 shares of Common Stock of the Company (the "Acquisition"). The Acquisition closed on December 12, 2001. Pursuant to the Securities Exchange Agreement, the Company issued 1,500,000 shares of common stock to the Integra shareholders. The shares of Common Stock deemed to be beneficially owned by the Trust were acquired for, and are being held for, investment purposes.

         The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to

CUSIP No.  N/A                                                       Page 4 of 4


compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on January 18, 2002, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 380,550 shares of Common Stock. As of January 18, 2002, these shares represented 15.22% of the sum of the 2,500,000 total shares of Common Stock outstanding. The Reporting Person is also the owner of a 5% Convertible Debenture which is immediately exercisable for a total of 81,600 underlying common shares of the Company. If these debentures were in fact, exercised and the underlying shares issued, the Reporting Person's ownership would represent 37.3% of the sum of 3,381,600 total shares of common stock that would be outstanding. If all of the Company's outstanding debentures were exercised and the underlying shares issued, the Reporting Person would own 12.87% of the total shares outstanding of 9,800,000.

         (b) The Reporting Person has the sole power to vote or dispose of, or to direct the vote or disposition of the Common Stock as set forth on the cover sheet of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None
                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            William A. Brown Family Trust,
                                            William A. Brown Trustee

Dated:  January 18, 2002                     /s/ William A. Brown
                                            -----------------------------------
                                            By: William A. Brown, Trustee